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                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                               GRAPHIX ZONE, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   38870L 10 0
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                                 (Cusip Number)


      Charles R. Cortright, Jr. and Angela Aber Cortright, 23 San Mateo Way
                            Corona del Mar, CA 92625
- --------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 1, 1996
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            (Date of Event which Requires Filings of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities descruibed in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 Pages
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     CUSIP No.   38870L 10 0
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1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
     Persons

     Charles R. Cortright, Jr. and Angela Aber Cortright
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2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)_____________________________________________________________________
     (b)_____________________________________________________________________
- --------------------------------------------------------------------------------
3)   SEC Use Only
- --------------------------------------------------------------------------------
4)   Source of Funds (See Instructions)
                                   PF
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5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e)
     _______________________________________________________________________
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6)   Citizenship or Place of Organization
                                   U.S.A.
- --------------------------------------------------------------------------------
Number of      (7)  Sole Voting Power -
Shares Bene-        Addendum)           846,400 shares
   ficially    -----------------------------------------------------------------
Owned by       (8)  Shared Voting Power
Each Report-                            -0-
   ing Person  -----------------------------------------------------------------
With           (9)  Sole Dispositive Power -
                                   846,400 shares
               -----------------------------------------------------------------
               (1)  Shared Dispostive Power
                                        -0-
- --------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person - 846,400
     shares
- --------------------------------------------------------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares     / /
     (See Instructions)
- --------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)        8.0 %

- --------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)
                                        IN
- --------------------------------------------------------------------------------

                                Page 2 of 6 Pages
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                        STATEMENT PURSUANT TO RULE 13d-1

                                     OF THE

                          GENERAL RULES AND REGULATIONS

                                    UNDER THE

                   SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

ITEM 1.   SECURITY AND ISSUER.

          The title of the class of equity securities to which this statement relates is:

               Graphix Zone, Inc.
               Common Stock

          The name and address of the principal executive office of the issuer of such securities are:

               Graphix Zone, Inc.
               42 Corporate Park,  Suite 200
               Irvine, CA 92714

          Graphix Zone, Inc. (the "Company") is a corporation incorporated under the laws of the State of Delaware. The Common Stock of the Company is hereinafter referred to as the "Common Stock."

ITEM 2.   IDENTITY AND BACKGROUND.

          The identity and address of the reporting person are:

          Charles R. Cortright, Jr. and Angela Aber Cortright
          23 San Mateo Way
          Corona del Mar, California 92625

          Charles R. Cortright, Jr. is principally employed as the President of the Company and Angela Aber Cortright is principally employed as the Vice President of Marketing and Secretary of the Company, at the principal executive office of the Company in Irvine, California.

          Neither of the undersigned have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years nor has either of the undersigned been, during the last five years, subject to a judgment, decree or final order enjoining

                                Page 3 of 6 Pages
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          future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Each of the undersigned is a citizen of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Personal Funds.

ITEM 4.   PURPOSE OF TRANSACTION.

          This Schedule 13D is being filed in connection with the completion of a merger between Graphix Zone, a California corporation ("GZ California"), and StarPress, Inc., a Colorado corporation ("StarPress"), effected pursuant to the merger of GZ Merger Corp., a California corporation and wholly-owned subsidiary of the Company, with and into GZ California and the merger of SP Merger Corp., a Colorado corporation and wholly-owned subsidiary of the Company, with and into StarPress (the "Merger"). In conjunction with the Merger, the shares of Common Stock of the Company were registered under the Securities Act of 1933, as amended, pursuant to the filing by the Company of a Registration Statement on Form S-4 with the Securities and Exchange Commission, which Registration Statement was declared effective by the Commission on June 11, 1996. On June 27, 1996, the respective shareholders of GZ California and StarPress approved the Merger and on June 28, 1996, the Merger was consummated. Concurrently therewith, each outstanding share of Common Stock of GZ California was automatically converted into the right to receive one share of Common Stock of the Company and each outstanding share of Common Stock of StarPress was automatically converted into the right to receive
          0.14666 of a share of Common Stock of the Company. Accordingly, as a former beneficial owner of 846,400 shares of GZ California, upon consummation of the Merger the undersigned automatically acquired 846,400 shares of Common Stock of the Company.

          To date, the undersigned have acquired beneficial ownership of all of their shares of the Company's Common Stock in the ordinary course of business and for investment purposes and not with the purpose of changing or influencing control of the Company. The undersigned retain the right, however, to change such investment purpose, to acquire further shares of Common Stock (including options and/or warrants to purchase shares of Common Stock) or to sell or otherwise dispose of all or any part of the Common Stock beneficially owned by them, in any manner permitted by law.


                                Page 4 of 6 Pages
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          As of the date of this filing, each of the undersigned has been granted options to purchase 15,000 shares of Common Stock of the Company (which options are exercisable within sixty (60) days of July 1, 1996 and were acquired for no cash consideration) and is eligible to receive additional options in the future. Pursuant to the terms of such options, the undersigned may exercise such options in part or in full from time to time.

          Except to the extent set forth above in this Item 4, the undersigned have no present plans or proposals which relate to or would result in
          (a) the acquisition by any other person of securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of the Company's Common Stock to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated in clauses (a) - (i) above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

               (a) Of the 846,400 shares of Common Stock beneficially owned by the undersigned, 30,000 shares of Common Stock are represented by options to purchase such number of shares. Assuming the exercise of all outstanding options beneficially owned by the undersigned, the undersigned would beneficially own approximately 8.0% of the aggregate number of shares of Common Stock represented by the Company to be outstanding as if the date of this filing.

               (b) The number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition of, or shared power to dispose or direct the disposition for each person identified in Item 5(a) is set forth on Page 2 of this Schedule 13D and such information is incorporated herein by this reference.

               (c) Transactions effected in the Company's securities within the past sixty (60) days:


                                Page 5 of 6 Pages
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               On June 28, 1996, the Company effectively issued all of its currently outstanding shares of Common Stock to the former shareholders of GZ California and StarPress in connection with the consummation of the Merger.

               (d)  Other persons having the right to receive or the power to
          direct the receipt of dividends:        None.

               (e)  Date ceased to be a beneficial owner of more than five
          percent of the class of securities:     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

          None.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          None.


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          July 15, 1996                            July 15, 1996
- -------------------------------         ------------------------------
             (Date)                                   (Date)

\s\ CHARLES R. CORTRIGHT, JR.            \s\ ANGELA ABER CORTRIGHT
- -------------------------------         ------------------------------
          (Signature)                             (Signature)

    Charles R. Cortright, Jr.                Angela Aber Cortright
- -------------------------------         ------------------------------
          (Name/Title)                            (Name/Title)


                                Page 6 of 6 Pages